UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February 2005

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Attached hereto and incorporated by reference herein is the following document:

1.	Press release issued by the Registrant on, and dated, February 14, 2005, and entitled “Orbotech Announces Fourth Quarter And Full Year 2004 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheet at December 31, 2004.

3.	Registrant’s Condensed Consolidated Statements of Income (Loss) for the Twelve Month and Three Month Periods ended December 31, 2004.

*         *         *         *         *         *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124 and Registration No. 333-12692) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

COMPANY CONTACTS:
Adrian Auman, Corporate Vice President	Michelle Harnish
Investor Relations, Director of Finance	Marketing Communications Manager
Orbotech Ltd.	Orbotech, Inc.
+972-8-942-3560	+1-978-901-5120
Amichai Steinberg, CFO and Corporate VP Finance
Orbotech Ltd.
+972-8-942-3524
www.orbotech.com

ORBOTECH ANNOUNCES FOURTH QUARTER AND FULL YEAR 2004 RESULTS

YAVNE, ISRAEL—February 14, 2005—ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2004.

Revenues for the fourth quarter of 2004 were $87.8 million, compared with $62.3 million in the fourth quarter a year ago. Net income for the fourth quarter of 2004 was $6.5 million, or $0.20 per share (diluted), compared with a net loss of $7.3 million, or $0.23 per share (diluted), in the fourth quarter of last year. The results for the fourth quarter of 2004 include a special charge of $2.9 million related to the Company’s write-down of its venture capital investment in an Israeli company. The results for the fourth quarter of 2003 included special charges aggregating $10.9 million, net of taxes.

Revenues for the year ended December 31, 2004 totaled $315.2 million, compared with the $228.4 million recorded in 2003. Net income for the year ended December 31, 2004 was $29.5 million, or $0.90 per share (diluted), compared with net loss of $3.0 million, or $0.09 per share (diluted), for the year ended December 31, 2003.

Sales of equipment to the PCB industry relating to bare PCBs in the fourth quarter of 2004 were $32.7 million, compared with $33.0 million in the third quarter of 2004 and $23.7 million in the fourth quarter of 2003. Sales of equipment to the PCB industry relating to assembled PCBs were $8.3 million, compared with $7.4 million in the third quarter of 2004 and $5.2 million in the fourth quarter of 2003. Sales of FPD inspection equipment in the fourth quarter of 2004 were $26.4 million, compared with $24.1 million in the third quarter of 2004 and $14.3 million in the fourth quarter of 2003. Sales of automatic check reading products in the fourth quarter of 2004 were $2.0 million, compared with $1.1 million in the third quarter of 2004 and $2.3 million in the fourth quarter of 2003. In addition, service revenue for the fourth quarter of 2004 was $18.4 million, compared with $17.1 million in the third quarter of 2004 and $16.7 million in the fourth quarter of 2003.

The Company completed the quarter with cash equivalents and short-term and long-term cash investments of approximately $182 million, compared with approximately $162 million at the end of the third quarter.

The Company’s results for the fourth quarter reflect increased capital expenditure by PCB and FPD manufacturers, especially on Orbotech’s more sophisticated and technologically advanced products which are particularly suited to meet the complex technological needs of customers in the industries which the Company serves. During the quarter, the Company recorded initial revenues from its new “Discovery” PCB-AOI systems and its “Paragon” direct imaging products, both of which were well received by customers.

During the fourth quarter, the Company accelerated its FPD-related research and development program in response to the earlier than anticipated need for Gen-8 equipment. In addition, after receipt of customer acceptances, the Company recorded initial revenues from sales of its Gen-6 in-line FPD-AOI system. Furthermore, during the first quarter of 2005, the Company received acceptance of its Gen-7 in-line FPD-AOI systems. Accordingly, revenue from these systems will be recognized during the first quarter of 2005.

Commenting on the results, Yochai Richter, Chief Executive Officer, said: “We are pleased with our strong results for the quarter and for 2004 as a whole, in which we recorded significantly increased revenues and profitability over 2003. We are especially gratified by customers’ rapid and enthusiastic acceptances of our newly introduced products, which we see as a direct result of our ongoing and highly focused investments in research and development. Given the quality of Orbotech’s existing product portfolio, the new solutions planned for introduction in the first half of the year and the current improved state of the worldwide electronics industry, we look forward to a successful 2005.”

An earnings conference call is scheduled for Monday, February 14 2005, at 9:00 a.m. EST. The dial-in number for the conference call is 517-308-9005, and a replay will be available at 203-369-1929, until February 28, 2005. The pass code is Q4. A live web cast of the conference call can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

Orbotech is a world leader in providing yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company designs, develops, manufactures, markets and services automated optical inspection (AOI) systems for bare and assembled PCBs and for FPDs, and imaging solutions for PCB production. The Company’s innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Through its subsidiary, Orbograph Ltd., the Company also develops and markets automatic check reading software to banks and other check processing organizations. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. The Company’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2004

	December 31 2004	December 31 2003

	(Audited)	(Audited)
	U. S. dollars in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	127,331	124,937
Marketable securities	14,462	10,999
Short-term bank deposits	10,000	6,900
Accounts receivable:
Trade	113,184	91,560
Other	19,849	18,250
Deferred income taxes	1,123	3,391
Inventories	71,525	52,990

Total current assets	357,474	309,027

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities	29,987	15,829
Other long-term Investments	8,332	10,560
Non-current trade receivables	652	249
Funds in respect of employee rights upon retirement	14,740	13,891
Deferred income taxes	4,001	4,749

	57,712	45,278

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	17,454	18,604

GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	11,231	13,539

	443,871	386,448

Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Current maturity of long-term liability		6,151
Accounts payable and accruals:
Trade	35,261	19,178
Other	57,950	44,890

Total current liabilities	93,211	70,219

ACCRUED SEVERANCE PAY	24,877	22,685

Total liabilities	118,088	92,904

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	503	455

SHAREHOLDERS’ EQUITY:
Share capital	1,620	1,616
Additional paid-in capital	98,807	97,615
Deferred stock compensation	(455)	(921)
Retained earnings	247,632	218,146
Accumulated other comprehensive income		(1,043)

	347,604	315,413
Less treasury stock, at cost	(22,324)	(22,324)

Total shareholders’ equity	325,280	293,089

	443,871	386,448

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

FOR THE TWELVE MONTH AND THREE MONTH PERIODS ENDED DECEMBER 31, 2004

	12 months ended December 31		3 months ended December 31
	2004	2003	2004	2003
	(Audited)		(Unaudited)
	U.S. dollars in thousands (except per share data)
REVENUES	315,168	228,392	87,768	62,303

COST OF REVENUES:
COST	176,535	130,917	50,144	35,203
WRITE-DOWN OF INVENTORIES		7,448		7,448

	176,535	138,365	50,144	42,651

GROSS PROFIT	138,633	90,027	37,624	19,652
RESEARCH AND DEVELOPMENT COSTS - net	47,997	39,456	13,095	9,886
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	52,951	48,000	14,170	12,669
AMORTIZATION OF OTHER INTANGIBLE ASSETS	2,308	2,400	577	600
RESTRUCTURING CHARGES		3,786		3,786

OPERATING INCOME (LOSS)	35,377	(3,615)	9,782	(7,289)
FINANCIAL INCOME - net	1,252	2,379	390	623
WRITE-DOWN OF LONG-TERM INVESTMENTS	(2,945)	(696)	(2,945)	(696)

INCOME (LOSS) BEFORE TAXES ON INCOME	33,684	(1,932)	7,227	(7,362)
TAXES ON INCOME	4,346	61	853	(664)

INCOME (LOSS) FROM OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES AND JOINT VENTURE	29,338	(1,993)	6,374	(6,698)
MINORITY INTEREST IN PROFITS OF CONSOLIDATED SUBSIDIARY	(48)	(455)	(13)	(455)
SHARE IN PROFITS (LOSSES) OF AN ASSOCIATED COMPANY	196	(507)	96	(105)

NET INCOME (LOSS)	29,486	(2,955)	6,457	(7,258)

EARNINGS (LOSS) PER SHARE:
BASIC	$0.91	$(0.09)	$0.20	$(0.23)

DILUTED	$0.90	$(0.09)	$0.20	$(0.23)

WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) USED IN COMPUTATION OF EARNINGS (LOSS) PER SHARE:
BASIC	32,251	32,031	32,251	32,122

DILUTED	32,924	32,031	32,698	32,122

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Amichai Steinberg
Amichai Steinberg
Corporate Vice President for Finance
and Chief Financial Officer

Date:	February 15, 2005